October 14, 2005

WRITER’S DIRECT TELEPHONE NO. (816) 556-2565

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	George F. Ohsiek, Jr.
Branch Chief
Mail Stop 3561

Re:	Great Plains Energy Incorporated
Form 10-K for Fiscal Year Ended December 31, 2004
For 10-Q for Fiscal Quarter Ended June 30, 2005
File No. 1-32206

Kansas City Power & Light Company
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended June 30, 2005
File No. 1-707

Ladies and Gentlemen:

This letter contains the combined responses of Great Plains Energy Incorporated (Great Plains Energy) and Kansas City Power & Light Company (KCP&L) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Form 10-K and Form 10-Q filings contained in your letter dated September 30, 2005 (the “Comment Letter”). For the convenience of the Staff, we have set forth below the numbered comments contained in the Comment Letter together with our corresponding responses.

Securities and Exchange Commission

October 14, 2005

Form 10-K for Fiscal Year Ended December 31, 2004

Note 4. Regulatory Matters, page 86

1.	In future filings, please disclose the amounts of any of your regulatory assets that are not earning a rate of return at each balance sheet date. Refer to paragraph 20 of FAS 71.

Management Response:

The requested disclosure will be included in future annual financial statements.

Note 9. Pension Plans and Other Employee Benefits, page 90

2.	Please provide us with a reconciliation of the amounts you say were recognized in the consolidated balance sheets as shown in Note 9 to amounts reflected in your balance sheets.

Management Response:

As Note 9 indicates, Great Plains Energy maintains defined benefit pension plans for substantially all employees, including officers, of KCP&L, Great Plains Energy Services Incorporated (Services) and Wolf Creek Nuclear Operating Corporation (WCNOC), and provides certain postretirement health care and life insurance benefits (OPEB) for substantially all retired employees of those companies. Please refer to Attachment A for a reconciliation of amounts shown in Note 9 to amounts reflected in Great Plains Energy’s 2004 and 2003 consolidated balance sheets included in the filing.

Securities and Exchange Commission

October 14, 2005

Note 16. Asset Retirement Obligations, page 111

3.

In future filings, please provide all of the disclosures required by FAS 115 for the investments held by your Nuclear Decommissioning Trust for the decommissioning of Wolf Creek at each balance sheet date. If you believe that such disclosures are not necessary, please tell us why.

Management Response:

Due to the regulatory treatment KCP&L receives from State Commissions, Great Plains Energy and KCP&L believe that the disclosure requirements of SFAS No. 115 are not meaningful as applied to the investments held by the Wolf Creek Generating Station (Wolf Creek) nuclear decommissioning trust. The nuclear decommissioning trust is primarily invested in domestic equity securities and fixed income securities which are reported at fair value on KCP&L’s balance sheet. The related liabilities for decommissioning are included on KCP&L’s balance sheet in Asset Retirement Obligations. As a result of the authorized regulatory treatment and related regulatory accounting, differences between the decommissioning trust fund asset and the related Asset Retirement Obligations are recorded as a regulatory asset or liability, therefore, investment activity in the nuclear decommissioning trust, including realized and unrealized gains and losses are not reflected in the income statement or accumulated other comprehensive income. To aid in the transparency of activity related to the decommissioning trust fund, KCP&L will clarify in future annual financial statements how this regulatory treatment affects accounting and disclosures related to the investments in the trust and will provide a reconciliation of the activity in the nuclear decommissioning trust, which will include contributions and unrealized and realized gains and losses. In addition, KCP&L will disclose the asset mix for the nuclear decommissioning trust.

The Missouri Public Service Commission (MPSC) and The State Corporation Commission of the State of Kansas (KCC) require KCP&L to submit an updated decommissioning cost study every three years. Both the MPSC and the KCC approve funding schedules based on the latest submitted and approved decommissioning cost study. KCP&L currently contributes about $3.6 million annually to the tax-qualified decommissioning trust fund. These costs are charged to other operating expense and recovered in billings to customers.

Securities and Exchange Commission

October 14, 2005

The funding schedules approved by the MPSC and KCC contain escalation rates and return on asset assumptions. KCP&L believes the MPSC and KCC will approve rates ensuring full recovery of decommissioning costs from ratepayers over the remaining life of Wolf Creek including any difference between the actual return on trust assets and the level reflected in the approved funding schedules.

Note 21. Derivative Financial Instruments, page 120

4.

We note your disclosure on page 40 that Strategic Energy’s purchase power costs were reduced by excess retail supply sales of $265.2 million, $160.4 million and $126.4 million in 2004, 2003 and 2002, respectively. Please tell us how you measure hedge effectiveness for energy purchase contracts that were designated as cash flow hedges. Tell us whether your excess retail supply sales are related to anticipated sales that did not occur for which you had entered into power purchase contracts, and if so, how those sales factored into your determination of hedge effectiveness. Please explain in detail.

Management Response:

Excess retail supply sales as disclosed on page 40 of Form 10-K:

The excess retail supply sales, discussed on page 40, do not relate to anticipated sales that did not occur for which Strategic Energy had entered into power purchase contracts. The disclosure on page 40 was provided by Great Plains Energy to provide information to the reader regarding physical commodity sales not recorded as revenue but appropriately recorded as reductions of purchased power costs, as they do not represent the quantity of electricity consumed by Strategic Energy’s customers at the negotiated contracted rate.

As additional information for your consideration, Great Plains Energy is providing discussion below of the two components of excess retail supply sales for the 2004 amounts as discussed on page 40 of the 2004 10-K filing. The amounts for 2003 and 2002 include similar components as 2004.

1.	Approximately 35% relates to sales of retail supply to certain regional transmission organizations and independent system operators (ISO’s).

Securities and Exchange Commission

October 14, 2005

2.

Approximately 65% relates to retail supply sold back into the wholesale market. These are excess retail supply sales from bulk power purchases and mark to market long-term forward physical sales transactions.

ISO Sales. In certain ISO markets (PJM ISO and the New England ISO) load-serving entities such as Strategic Energy are required, by the mechanics of the ISO’s settlement process, to sell their power purchased directly from the supplier to the ISO at market price. The load-serving entity then purchases power back from the ISO at market price to serve its retail customers. These sales to the ISO’s were included in the excess retail supply sales noted in the 2004 Form 10-K.

During 2005, management refined its definition of “excess retail supply sales” discussed in the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” (MD&A) of its Form 10-K and 10-Q filings. Management determined that the MD&A discussion should focus on sales of retail electricity supply into the wholesale market as described in #2 above and made this change in MD&A in the June 30, 2005 Form 10-Q. This revision only affects the MD&A discussion and does not affect financial statement treatment. Great Plains Energy intends to use this definition in its prospective disclosures.

Excess Retail Supply Sales. Strategic Energy purchases standard blocks of electricity from power suppliers based on forecasted peak demand for its retail customers. Customer demand does not always equate to the volume included in standard blocks of purchased power. Consequently, Strategic Energy sells the excess retail supply in the blocks in the wholesale market. These sales occur on many contracts and are usually short-term power sales (day ahead) that typically settle within the reporting period. The proceeds generated by these sales reduce the cost of providing power to Strategic Energy’s retail customers. Excess retail supply sales also include long-term forward physical sales to wholesale counterparties, which are accounted for on a mark to market basis. Strategic Energy typically executes these transactions to manage basis and credit risks.

Securities and Exchange Commission

October 14, 2005

Measurement of hedge ineffectiveness:

Strategic Energy uses forward physical energy contracts and other derivative instruments in order to manage the cost of purchasing electricity to fulfill future load requirements of retail customers.

At the end of each fiscal quarter, Strategic Energy measures hedge ineffectiveness using the dollar offset method for contracts designated as cash flow hedges. Strategic Energy compares the change in the cash flows of the underlying hedged item to the change in the fair value of the derivative. This evaluation includes basis and locational differences in the measurement of the change in fair value. The lesser of the two cumulative changes (in absolute value), up to the change in the value of the derivative that is necessary to offset the change in the underlying hedged item, is recorded into accumulated other comprehensive income. The difference, if any, is recorded in earnings as an adjustment to purchased power costs.

For contracts designated as cash flows hedges, Strategic Energy does not include the excess retail supply volume in the hedge designation or the dollar offset testing, as discussed above. Strategic Energy marks any changes in the fair market value of this excess retail supply volume directly to earnings as an adjustment to purchased power costs. The volume identified as excess retail supply and excluded from hedge designation is documented at the inception of the hedge and results from volume differences between the forecasted load of retail customers and the standard blocks of electricity purchased from power suppliers. Strategic Energy monitors the aggregated forecasted load throughout the duration of the contracts, and historically has experienced minimal differences between forecasted loads included within the hedge designation and actual loads.

Securities and Exchange Commission

October 14, 2005

Great Plains Energy and KCP&L acknowledge that:

i)	they are responsible for the adequacy and accuracy of their respective disclosures in the filing;

ii)	the Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

iii)	they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (816) 556-2565 if you have any questions regarding this response.

Sincerely,

By: /s/Terry Bassham
Terry Bassham
Executive Vice President – Finance and
Strategic Development and
Chief Financial Officer
Great Plains Energy Incorporated

On Behalf of Great Plains Energy
Incorporated and Kansas City
Power & Light Company

cc: Michael J. Chesser

Attachment A

Great Plains Energy
2004 Form 10-K
Reconciliation of Note 9. (page 90) to Great Plains Energy Consolidated Balance Sheets (pages 63 and 64)
Response 2. to September 30, 2005 SEC Comment Letter

Pension Benefits:

		Great Plains Energy 2004
		Consolidated Balance Sheet

		Prepaid		Other				Pension
	Note 9	pension		deferred	Pension		Accumulated	Totals in
Note 9. Pension table 2004 excerpt	Total	costs		charges	liability		OCI	Statement

	(thousands)
Prepaid benefit cost	$89,229	$89,240		$-	$(11)		$-	$89,229	-
Accrued benefit cost	(1,796)	10,138		-	(11,934)		-	(1,796)	-
Minimum pension liability adjustment	(84,245)	-		-	(84,245)		-	(84,245)	-
Intangible asset	15,613	-		15,613	-		-	15,613	-
Accumulated other comprehensive income	68,632	-		-	-		68,632	68,632	-
Contributions and changes after measurement date	20,740	20,000		-	740		-	20,740	-

Total	$108,173	$119,378		$15,613	$(95,450)		$68,632	$108,173
Reconciling items		433	(A)		(355	)(B)

Table components by Statement line item		$119,811			$(95,805)

(A) Prepaid pension costs in the 2004 Consolidated Balance Sheet included $433,000 related to Services Postretirement benefits
The amount was incorrectly reported as Prepaid pension (rather than postretirement) costs as of 12/31/04.
See reconciliation on Attachment A(2)
(B) Amount reflects difference between Wolf Creek (47% KCP&L share) recording pensions on a Plan year basis (12/1/03 to
11/30/04) versus GPE recording pensions on a calendar year basis (1/1/04 to 12/31/04) consistent with its treatment of other plans resulting in a 1–month timing difference for KCP&L related to Wolf Creek pensions between the table in Note 9 and the Consolidated Balance Sheets.

		Great Plains Energy 2003
		Consolidated Balance Sheet

		Prepaid	Other			Pension
	Note 9	pension	deferred	Pension	Accumulated	Totals in
Note 9. Pension table 2003 excerpt	Total	costs	charges	liability	OCI	Statement

	(thousands)
Prepaid benefit cost	$80,881	$82,055	$-	$(1,174)	$-	$80,881	-
Accrued benefit cost	(17,826)	(7,850)	-	(9,976)	-	(17,826)	-
Minimum pension liability adjustment	(78,435)	-	-	(78,435)	-	(78,435)	-
Intangible asset	17,426	-	17,426	-	-	17,426	-
Accumulated other comprehensive income	61,009	-	-	-	61,009	61,009	-
Contributions and changes after measurement date	34,139	34,042	-	98	-	34,140	(1)

Total	$97,194	$108,247	$17,426	$(89,487)	$61,009	$97,195
Rounding		-		(1)		(1)

Table components by Statement line item		$108,247		$(89,488)		$97,194

Attachment A(2)

Great Plains Energy
2004 Form 10-K
Reconciliation of Note 9. (page 90) to Great Plains Energy Consolidated Balance Sheets (pages 63 and 64)
Response 2. to September 30, 2005 SEC Comment Letter

Other Benefits:

		Great Plains Energy 2004
		Consolidated Balance Sheet

		Prepaid	Other	Other	OPEB
	Note 9	pension	deferred	deferred	Totals in
Note 9. Other Benefits table 2004 excerpt	Total	costs	charges	credits	Statement

	(thousands)
Accrued benefit cost	$(13,494)	$434	$-	$(13,927)	$(13,493)	(1)
Rounding		(1)			(1)

Table components by Statement line item		$433			$(13,494)

		Great Plains Energy 2003
		Consolidated Balance Sheet

		Prepaid	Other	Other	OPEB
	Note 9	pension	deferred	deferred	Totals in
Note 9. Other Benefits table 2003 excerpt	Total	costs	charges	credits	Statement

	(thousands)
Accrued benefit cost	$(17,930)	$-	$(1,342)	$(16,588)	$(17,930)	-
Contributions and changes after measurement date	4,790	-	1,772	3,018	4,790	-

Total	$(13,140)	$-	$430	$(13,570)	$(13,140)